Exhibit 99.1

Virax Biolabs Believes Technology Aligns with United States Department of Health and Human Services’ Transparency Priority on Vaccine Efficacy

Company Positioned to Support Public Health through Vaccine Efficacy Testing and Data-Driven Insights into Patients' Immune Profiles to Empower Informed Decisions on Vaccination

London, February 25, 2025 /PRNewswire/ – Virax Biolabs Group Limited (NASDAQ: VRAX) ("Virax" or the "Company") believes that its technology aligns with the United States Department of Health and Human Services' commitment to prioritizing transparency on vaccine efficacy. This initiative is essential for empowering the public with the information needed to make informed health decisions.

Virax Biolabs recognizes the essential role vaccines play in public health and is committed to ensuring vaccine efficacy. The Company asserts the importance of transparency regarding vaccine effectiveness and how individual immune profiles impact vaccination decisions, enabling informed, empowered choices about personal health.

Virax Biolabs is positioned to advance vaccine transparency in collaboration with companies developing vaccines. Our cutting-edge technology enables us to provide research-based tools to measure efficacy of the vaccines as well as monitor long term immune protection for individuals following vaccination. These solutions further capitalize on Virax Biolabs’ innovative platform to deliver comprehensive immune profiling solutions, with a focus on advancing research in protective immunity and T cell dysfunction.

"As this new administration appears to enter a new era of vaccine transparency, we believe Virax Biolabs is well-positioned to provide additional critical, data-driven insights on vaccine efficacy to support existing and future vaccine development," said James Foster, Chief Executive Officer of Virax Biolabs. "We are fully aligned in supporting Public Health initiatives around Vaccine Efficacy Testing.”

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is an innovative biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. Virax Biolabs Group Limited is currently developing T-Cell-based test technologies with the intention of providing an immunology profiling platform. T-Cell testing can be particularly effective in the diagnosis and therapeutics of post-viral syndromes such as Long COVID and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward-looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2024. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Russo Partners, LLC
Nic Johnson
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M: 303-482-6405
nic.johnson@russopartnersllc.com